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                                                Files Pursuant to Rule 424(b)(3)
                                                Registration File No.: 333-51033

                           Members Retirement Program


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SUPPLEMENT DATED OCTOBER 18, 1999
TO THE PROSPECTUS DATED MAY 1, 1999

This supplement adds and modifies certain information contained in the prospectus dated May 1, 1999 for the Members Retirement Program, which is funded primarily though a group annuity contract with The Equitable Life Assurance Society of the United States.

You should read this supplement together with the prospectus. Terms used in this supplement have the same meaning as they do in the prospectus, unless we indicate otherwise. This supplement provides information on:

(1) the new portfolios of EQ Advisors Trust now available under the Program and the change in management of EQ Advisors Trust from EQ Financial Consultants, Inc. to Equitable Life. Pursuant to the Substitution effected October 18, 1999, the new portfolios replaced each of the portfolios of The Hudson River Trust formerly available;

(2)  the Equitable Companies Incorporated name change to AXA Financial, Inc.;
     and

(3)  updated information "About our year 2000 progress,"

(1)    THE NEW EQ ADVISORS TRUST PORTFOLIOS AND CHANGE IN EQ TRUST MANAGEMENT

THE FOLLOWING PARAGRAPH REPLACES THE SECOND AND THIRD PARAGRAPH FOLLOWING THE TABLE UNDER "ABOUT THE MEMBERS RETIREMENT PROGRAM" ON THE COVER PAGE OF THE
PROSPECTUS:

The Alliance Global Fund, Alliance Conservative Investors Fund, Alliance Growth Investors Fund, the MFS Research Fund, Warburg Pincus Small Company Value Fund,
T. Rowe Price Equity Income Fund, Merrill Lynch World Strategy Fund and BT Equity 500 Index Fund each invest in shares of a corresponding portfolio (PORTFOLIO) of EQ Advisors Trust. You should also read the attached prospectus for EQ Advisors Trust and keep it for future reference.

THE FOLLOWING SENTENCE REPLACES THE SECOND SENTENCE OF THE FIRST PARAGRAPH UNDER "FEE TABLE" ON PAGE 6 OF THE PROSPECTUS:

The tables reflect charges: (1) you will directly incur, including Program and investment fund fees and charges, and (2) fees and expenses of EQ Advisors Trust, and its portfolios, you will indirectly incur. If you annuitize your account, charges for premium or other applicable taxes and other fees may apply.

THE FOLLOWING INFORMATION REPLACES THE INFORMATION, TABLES AND FOOTNOTES FOR THE CORRESPONDING FUNDS UNDER "PROGRAM EXPENSE CHARGE AND INVESTMENT FUND OPERATING EXPENSES" ON PAGES 6 AND 7 OF THE PROSPECTUS:

The Program expense charge and operating expenses of the investment funds are paid out of each investment fund's assets. Certain investment funds pay us a management fee that varies based on their respective assets, The Program expense charge is based on the level of assets under the Program. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items, All of these operating expenses are reflected in each investment fund's unit value. See "How We Value Your Account."

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The tables that follow summarize the charges, at annual percentage rates, that apply to the investment funds. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. See "Charges and Expenses," for more details. The expenses shown are based on the actual experience of the investment funds during the year ended December 31, 1998, and reflect currently applicable fees except as noted.

ALLIANCE GLOBAL, CONSERVATIVE INVESTORS AND GROWTH INVESTORS FUNDS

----------------------------------------------------------------------------------------------------
                                                             PROGRAM
                                            MANAGEMENT       EXPENSE
                                               FEE            CHARGE        OTHER(2)       TOTAL
----------------------------------------------------------------------------------------------------
Alliance Global Fund                          0.20%(3)        1.00%          0.20%(1)      1.40%
EQ Advisors Trust                             0.64            ----           0.08          0.72
----------------------------------------------------------------------------------------------------
TOTAL                                         0.84%           1.00%          0.28%         2.12%
----------------------------------------------------------------------------------------------------
Alliance Conservative Investors Fund          0.20%(3)        1.00%          0.18%(1)      1.38%
EQ Advisors Trust                             0.48            ----           0.06          0.54
----------------------------------------------------------------------------------------------------
TOTAL                                         0.68%           1.00%          0.24%         1.92%
----------------------------------------------------------------------------------------------------
Alliance Growth Investors Fund                0.20%(3)        1.00%          0.20%(1)      1.40%
EQ Advisors Trust                             0.51            ----           0.05          0.56
----------------------------------------------------------------------------------------------------
TOTAL                                         0.71%           1.00%          0.25%         1.96%
----------------------------------------------------------------------------------------------------

(1) Reflects the amount deducted for the daily accrual of direct expenses. See "How We Determine the Unit Value" in the SAI

(2) On October 18, 1999. the Funds' corresponding portfolios became part of EQ Advisors Trust. The "Other" expenses for these portfolios have been restated to reflect the estimated expenses that could have been incurred had these portfolios been portfolios of EQ Advisors Trust for the year ended December 31, 1998. The restated expenses reflect an increase of 0.01%.

(3) The Alliance Global. Alliance Conservative Investors and Alliance Growth Investors Funds invest through Equitable Life's Separate Account No. 51 in corresponding portfolios of EQ Advisors Trust. This charge represents only financial accounting expenses for Separate Account No. 51.

THE FOLLOWING REPLACES THE INFORMATION FOR THESE FUNDS UNDER "EXAMPLE" ON PAGE 8 OF THE PROSPECTUS:

--------------------------------------------------------------------------------
                                      1 Year     3 Years     5 Years   10 Years
--------------------------------------------------------------------------------
Alliance Global                       22.37       68.93      118.06     252.98
Alliance Conservative Investors       20.35       62.85      107.87     232.39
Alliance Growth Investors             20.75       64.07      109.91     236.54
--------------------------------------------------------------------------------

THE FOLLOWING SENTENCE REPLACES THE LAST SENTENCE OF THE PARAGRAPH UNDER "FINANCIAL STATEMENTS OF INVESTMENT FUNDS" ON PAGE 8 OF THE PROSPECTUS:

The financial statements for EQ Advisors Trust are in the SAI for EQ Advisors Trust.

THE FOLLOWING INFORMATION REPLACES THE CAPTION AND INFORMATION CURRENTLY APPEARING UNDER "THE TRUSTS" ON PAGES 12 AND 13 OF THE PROSPECTUS:

EQ ADVISORS TRUST

EQ Advisors Trust is a registered open-end management investment company that offers a selection of professionally managed investment portfolios. EQ Advisors Trust commenced operation on May 1, 1997. As a "series" type of mutual fund, the Trust issues shares of beneficial interest that are currently divided among the Trust's portfolios. Each portfolio is a separate series of the Trust with its own objective and policies. EQ Advisors Trust does not impose sales charges or "loads" for buying and selling their shares.

Equitable Life serves as the investment manager of EQ Advisors Trust. As such, Equitable Life oversees the activities of the investment advisers with respect to EQ Advisors Trust and is responsible for retaining or discontinuing the services of those advisers. (Prior to September, 1999 EQ Financial Consultants, Inc. served as investment manager to EQ Advisors Trust.)

EQ Advisors Trust commenced operations on May 1, 1997. Prior to October 18, 1999 the Alliance portfolios were part of The Hudson River Trust. On October 18, 1999 These portfolios became corresponding portfolios of EQ Advisors Trust and any predecessors that it may have had.

Pursuant to a service agreement, Chase Global Funds Services Company assists Equitable Life in the performance of its administrative responsibilities to the EQ Advisors Trust with other necessary administrative, fund accounting and compliance services.

The Alliance Global, Alliance Conservative Investors, Alliance Growth Investors, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Merrill Lynch World Strategy and BT Equity 500 Index Funds invest in corresponding portfolios of the EQ Advisors Trust. The investment results you will experience in any one of those investment funds will depend on the investment performance of the corresponding portfolios. The table below shows the names of the corresponding portfolios, their investment objectives, and their advisers.

------------------------------------------------------------------------------------------------------------------------------------
                                                                 PORTFOLIO
                             -------------------------------------------------------------------------------------------------------
    INVESTMENT FUND                  NAME                              OBJECTIVE                           ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Alliance Global Fund         Alliance Global portfolio          Long-term growth of capital           Alliance
------------------------------------------------------------------------------------------------------------------------------------
Alliance Conservative        Alliance Conservative Investors    High total return without undue       Alliance
Investors Fund               portfolio                          risk to principal
------------------------------------------------------------------------------------------------------------------------------------
Alliance Growth Investors    Alliance Growth lnvestors          High total return consistent with     Alliance
Fund                         portfolio                          reasonable risk
------------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity         T. Rowe Price Equity Income        Substantial dividend income and       T. Rowe Price Associates, Inc.
Income Fund                  portfolio                          capital appreciation
------------------------------------------------------------------------------------------------------------------------------------
MFS Research Fund            MFS Research portfolio             Long-term growth of capital and       Massachusetts Financial
                                                                future income                         Services Company
------------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Small         Warburg Pincus Small Company       Long-term capital appreciation        Warburg Pincus Asset
Company Value Fund           Value portfolio                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Merrill Lynch World          Merrill Lynch World Strategy       High total investment return          Merrill Lynch Asset
Strategy Fund                portfolio                                                                Management, L.P.
------------------------------------------------------------------------------------------------------------------------------------
BT Equity 500 Index Fund     BT Equity 500 Index portfolio      Replicate the total return of the     Bankers Trust Company
                                                                S&P 500 Index
------------------------------------------------------------------------------------------------------------------------------------

Please refer to the prospectus and SAI of EQ Advisors Trust for a more detailed discussion of investment objectives and strategies, advisers, risk factors and other information concerning the Trust and its portfolios.

THE FOLLOWING SENTENCE REPLACES THE LAST TWO SENTENCES OF THE THIRD PARAGRAPH UNDER "RISKS OF INVESTING IN THE FUNDS" ON PAGE 14 OF THE PROSPECTUS;

See the EQ Advisors Trust prospectus for risks and factors and investment techniques associated with an investment in the Alliance Global, Alliance Conservative Investors, Alliance Growth Investors, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Merrill Lynch World Strategy and BT Equity 500 Index Funds.

THE FOLLOWING SENTENCE REPLACES THE FIRST SENTENCE OF THE SECOND PARAGRAPH UNDER "ADDITIONAL INFORMATION ABOUT THE FUNDS - CHANGE OF INVESTMENT OBJECTIVES" ON PAGE 16 OF THE PROSPECTUS:

The investment objectives of the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors portfolios can only be changed by a majority vote of shareholders of those portfolios.

THE FOLLOWING INFORMATION REPLACES THE INFORMATION UNDER "ADDITIONAL INFORMATION ABOUT THE FUNDS - VOTING RIGHTS" ON PAGES 16 AND 17 OF THE PROSPECTUS:

No voting rights apply to any of the separate accounts or to the Guaranteed Options. We do, however, have the right to vote shares of the EQ Advisors Trust held by the funds.

If EQ Advisors Trust holds a meeting of shareholders, we will vote the shares of the EQ Advisors Trust allocated to the Alliance Global, Alliance Conservative Investors, Alliance Growth Investors, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Merrill Lynch World Strategy and BT Equity 500 Index Funds in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Funds holding the shares as of the record date for the shareholders meeting. We will vote the shares for which no instructions have been received in the same proportion as we vote shares for which we have received instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the EQ Advisors Trust and (2)proxy materials, together with a voting instruction form, in connection with shareholder meetings.

Currently, we control EQ Advisors Trust. The Trust's shares are held by other separate accounts of ours and by separate accounts of insurance companies unaffiliated with us. We generally will vote shares held by these separate accounts which will generally be voted according to the instructions of the owners of insurance policies and contracts funded through those separate accounts, thus diluting the effect of your voting instructions.

THE FOLLOWING SENTENCE REPLACES THE LAST SENTENCE UNDER "TRANSFERS AMONG INVESTMENT OPTIONS" ON PAGE 20 OF THE PROSPECTUS:

Transfers from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of EQ Advisors Trust.

THE FOLLOWING SENTENCE REPLACES THE LAST SENTENCE UNDER "DISTRIBUTIONS FROM THE INVESTMENT OPTIONS - AMOUNTS IN THE FUNDS AND MONEY MARKET GUARANTEE ACCOUNT" ON PAGE 24 OF THE PROSPECTUS:

Distributions from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of EQ Advisors Trust, as applicable.

THE FOLLOWING PARAGRAPHS REPLACE THE LAST FOUR PARAGRAPHS UNDER "PERFORMANCE INFORMATION" ON PAGES 26 AND 27 OF THE PROSPECTUS:

Historical results are presented for all funds for the periods during which the Funds were available under the Program. Hypothetical results also were calculated for prior periods for the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds. These became available under the program on July 1, 1993. The performance figures prior to that date for these Funds reflect (1) hypothetical performance based on the actual performance of the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors portfolios, respectively, from the date each commenced operations and
(2) the deduction of the Program Expense Charge, the financial accounting fee and the daily accrual of direct expenses attributable to the Alliance Growth Equity Fund. After July 1, 1993, they reflect actual performance and, for 1993, annualized actual expenses. See: "Deductions and Charges".

See the attached EQ Advisors Trust prospectus for historical performance information regarding all portfolios. Such information does not reflect the Program Expense Charge that would reduce the results shown in the EQ Advisors Trust prospectus.

EQ Advisors Trust commenced operations on May 1, 1997. For periods prior to October 18, 1999 the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors portfolios were part of The Hudson River Trust. On October 18, 1999, these portfolios became corresponding portfolios of EQ Advisors Trust and any predecessors that it may have had.

The MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income and Merrill Lynch World Strategy Funds became available under the Program on August 1, 1997. The BT Equity 500 Index Fund became available on July 1,1998. The BT Equity Index portfolio commenced operations on December 31, 1997.

THE FOLLOWING PARAGRAPH REPLACES THE FIRST TWO PARAGRAPHS UNDER "OTHER EXPENSES BORNE BY THE FUNDS" ON PAGE 30 OF THE PROSPECTUS:

EQ ADVISORS TRUST ANNUAL EXPENSES. The Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds are indirectly subject to investment advisory and other expenses charged against assets of the corresponding portfolios of EQ Advisors Trust. The MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Merrill Lynch World Strategy and BT Equity 500 Index Funds are indirectly subject to investment management and advisory fees, 12b-1 fees and other expenses charged against assets of the corresponding portfolios of the EQ Advisors Trust. These expenses are described in the EQ Advisors Trust prospectus accompanying this prospectus.

THE FOLLOWING SENTENCE REPLACES THE LAST SENTENCE OF THE SECOND PARAGRAPH, AND ALL REMAINING PARAGRAPHS UNDER "ABOUT THE SEPARATE ACCOUNTS" ON PAGES 34 AND 35 OF THE PROSPECTUS:

EQ Advisors Trust is registered as an open-end management investment company under the 1940 Act.

(2)  THE EQUITABLE COMPANIES INCORPORATED NAME CHANGE

THE FOLLOWING TWO PARAGRAPHS REPLACE THE LAST TWO PARAGRAPHS UNDER "ABOUT EQUITABLE LIFE" ON THE INSIDE BACK COVER OF THE PROSPECTUS:

Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. Equitable Life is a wholly-owned subsidiary of AXA Financial, Inc. The majority shareholder of AXA Financial, Inc. is AXA, a French insurance holding company. As a majority shareholder, and under its other arrangements with Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. Equitable Life's related companies, however, have no legal responsibility to pay amounts that Equitable Life owes under the Certificates.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $390.8 billion in assets as of June 30, 1999. For over 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

(3)  ABOUT OUR YEAR 2000 PROGRESS

THE FOLLOWING INFORMATION REPLACES THE INFORMATION UNDER "ABOUT OUR YEAR 2000 PROGRESS" ON PAGE 35 OF THE PROSPECTUS:

Equitable Life relies upon various computer systems in order to administer your Certificate and operate the investment options. Some of these systems belong to service providers who are not affiliated with Equitable Life.

In 1995, Equitable Life began addressing the question of whether its computer systems would recognize the year 2000 before, on, or after January 1, 2000, and Equitable Life has identified those of its systems critical to business operations that were not year 2000 compliant. Equitable Life has completed the work of modifying or replacing non-compliant systems and has confirmed, through testing, that its systems are year 2000 compliant, Equitable Life has contacted third-party vendors and service providers to seek confirmation that they are acting to address the year 2000 issue with the goal of avoiding any material adverse effect on services provided to contract owners and on operations of the investment options. All third-party vendors and service providers considered critical to Equitable Life's business, and substantially all vendors and service providers considered non-critical, have provided us confirmation of their year 2000 compliance or a satisfactory plan for compliance. If confirmation is not received from any of the remaining non-critical vendors or service providers, the vendor or service providers will be replaced, eliminated or the subject of contingency plans. Additionally, Equitable Life has supplemented its existing business continuity and disaster recovery plans to cover certain categories of contingencies that could arise as a result of year 2000 related failures.

There are many risks associated with year 2000 issues, including the risk that Equitable Life's computer systems will not operate as intended. Additionally, there can be no assurance that the system of third parties will be year 2000 compliant. Any significant unresolved difficulty related to the year 2000 compliance initiatives could result in an interruption in, or a failure of, normal business operations and, accordingly, could have a material adverse effect on our ability to administer your contract and operate the investment options.

To the fullest extent permitted by law, the foregoing year 2000 discussion is a "Year 2000 Readiness Disclosure" within the meaning of The Year 2000 Information and Readiness Disclosure Act (P.L. 105-271)(1998).